SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 21 2015
REGISTRATIONS BRANCH
16

15026368

SECURITI[...]ION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baillie Gifford Funds Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Calton Square, 1 Greenside Row
(No. and Street)

Edinburgh (City) (State) UKEH1 3AN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Parise (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/27/15

OATH OR AFFIRMATION

I Sarah McKechnie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baillie Gifford Funds Services LLC, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Compliance Officer

Title

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified in Queens County
Commission Expires July 9, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69448

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/2014 (MM/DD/YY) AND ENDING 3/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baillie Gifford Funds Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Calton Square, 1 Greenside Row
(No. and Street)

Edinburgh (City) UK (State) EH1 3AN (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice Parise (212) 751-4422
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BAILLIE GIFFORD FUNDS SERVICES LLC

Contents

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Baillie Gifford Funds Services LLC.

We have audited the accompanying statements of financial condition of Baillie Gifford Funds Services LLC (a Delaware Company) (the "Company") as of March 31, 2015 and 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. The Company's management is responsible for the financial statements. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of March 31, 2015 and 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

New York, New York
May 14, 2015

Managers' and Company Information

Managers:	P C Hadden (Chairman) D W Salter S A McKechnie (Chief Compliance Officer)
Officers:	J D Parise (Financial & Operations Principal)
Bankers:	Lloyds TSB Bank plc City Branch PO Box 72 Bailey Drive Gillingham ME8 0LS Citibank N.A. P O Box 769018 San Antonio TX 78245
Registered Office:	Corporation Service Company 2711 Centerville Road (Suite400) Wilmington DE 19808 USA
Principal Office:	Calton Square 1 Greenside Row Edinburgh EH1 3AN
UK Company Number:	FC031788
UK Establishment Registered Number:	BR016858
US (Delaware) Registered Number:	5482323

Statements of Financial Condition

March 31, 2015 and 2014

	Note	2015	2014
Assets			
Cash		$ 823,993	$ -
Due from parent	3	20,966	5,000
Prepayments		9,626	-
Total assets		$ 854,585	$ 5,000
Liabilities and Members' Equity			
Accounts payable and accrued expense		$ 3,300	$ -
Total current liabilities		3,300	-
Non Current Liabilities			
Due to parent	4	750,000	-
Total liabilities		753,300	-
Members' equity			
Called up common stock 100,000 shares par value $1		100,000	5,000
Retained earnings		1,285	-
Total members' equity		101,285	5,000
Total liabilities and members' equity		$ 854,585	$ 5,000

Accompanying notes on pages 6-8 are an integral part of this financial statement.

This financial statement was approved by the Board of Managers on May 14, 2015 and signed on its behalf by:

S A McKechnie
Manager
Company Number FC031788

Notes to the Financial Statements

Year ended March 31, 2015

1) Nature of Business

Baillie Gifford Funds Services LLC ("the Company") is a wholly owned subsidiary of Baillie Gifford Overseas Limited ("BGO"). The Company was formed on February 14, 2014 as a Limited Liability Company in Delaware, USA to act as distributer of securities managed and advised by BGO. On March 2, 2015 the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. The Company is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The primary business of the Company is to act as general distributor of Baillie Gifford US Mutual Public Offer Funds ("the Funds"), which are open ended investment companies registered under the Investment Company Act of 1940 and registered under the Securities Act of 1933. The Company does not hold funds or securities for, or owe money or securities to, customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company also acts as distributor of private investment funds ("the BG Private Funds") sponsored and advised by BGO that are not registered under the Securities Act of 1933. The Company is also registered under the UK Companies Act 2006 as having a UK Establishment, given at Companies House on February 14, 2014.

2) Summary of Significant Accounting Policies

a) Basis of Presentation

The Company's financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("US GAAP"), which require management to make estimates and assumptions, that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Functional and presentational currency is deemed to be US Dollars ("USD"). Full year comparatives are not available due to the company being formed on February 14, 2014. The comparative figures are for the period February 14, 2014 to March 31, 2014.

b) Cash and Cash Equivalents

The Company considers all cash held with financial institutions and highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Notes to the Financial Statements (continued)

Year ended March 31 2015

c) Revenue Recognition

Income consists of a placement services fee earned as distributor of the Funds and is received in accordance with the expense sharing agreement with BGO. Revenue is recorded on an accruals basis as earned.

d) Expenses

Costs are expensed as incurred and recorded on an accruals basis. On February 27, 2015, the Company and BGO entered into an Expense Sharing Agreement. In accordance with the Expense Sharing Agreement, the Company will reimburse BGO on a monthly basis for a proportional share of costs borne by BGO in relation to activities performed by staff working for the Company.

During the year ended March 31, 2015, no such expenses were incurred as the Baillie Gifford US Mutual Public Offer Funds ("the Funds") were not registered under the US Securities Act of 1933 with the SEC until April 2, 2015. The Funds could not be publicly offered until the registration was complete and, accordingly, the Company could not undertake any activities on behalf of BGO.

In addition, the Expense Sharing Agreement incorporates the services the Company provides to BGO. A placement services fee equivalent to all of the Company's expenses, excluding financing costs, is charged to BGO on a monthly basis including a markup of 10%.

3) Amount due from Parent

In accordance with the Expense Sharing Agreement, reimbursements from BGO included costs with a markup of 10% $21,319 (2014 – $nil). $353 of accrued subordinated loan interest due to BGO has been netted against this balance. The resulting net position is $20,966 (2014: $nil). The $5,000 in 2014 was the initial share capital due from BGO.

4) Amount due to Parent

The total amount due to BGO of $750,000 (2014 - $nil) represents a subordinated loan. The loan of $750,000 is payable on February 27, 2018. Interest at 130% of the short term applicable federal rate is calculated and paid annually.

5) Affiliated Parties

The Company derives substantially all of its revenue by acting as the general distributor of the Funds and providing sales and marketing services to BGO, a wholly owned subsidiary of Baillie Gifford & Co ("BGC"). For the period ended March 31, 2015, no direct expenses were recharged to the Company by BGO.

Notes to the Financial Statements (continued)

Year ended March 31 2015

6) Income Taxes

The Company was organized as a single-member limited liability company but elected to be treated as a corporation for federal tax purposes. The Company files its federal and state income tax returns, where applicable, on an individual basis. The tax year that remains subject to examination by the tax authorities is 2014.

7) Off-Balance Sheet Risk and Credit Risk

The Company acts as general distributor of the Funds. Receipts and payments for mutual fund shares sold or redeemed are made directly to, or by, the issuers or their agents. There is no off balance sheet risk associated with these transactions as customers will deal directly with the funds and the Company will not hold or transfer customer funds.

8) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At March 31, 2015, the Company had regulatory net capital of $820,693, which was $815,693 above the required net capital of $5,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.0040 to 1 at March 31, 2015.

9) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through May 14, 2015, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments in the financial statements.

BAILLIE GIFFORD FUNDS SERVICES LLC

Statement of Financial Condition

March 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)